Pricing supplement To prospectus dated April 5, 2018, prospectus supplement dated April 5, 2018 and product supplement no. 2-I dated April 5, 2018	Registration Statement Nos. 333-222672 and 333-222672-01 Dated November 29, 2019 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$340,000 Knock-Out Notes Linked to Gold due December 18, 2020 Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek repayment of at least 96% of the principal amount of their notes and who seek capped, unleveraged exposure to any appreciation (up to the Knock-Out Percentage of 30.00%) of Gold, at maturity if a Knock-Out has not occurred (for a maximum return at maturity of 26%). A Knock-Out Event occurs if, on any day during the Monitoring Period, the Commodity Price is greater than the Initial Value by more than the Knock-Out Percentage.
•	The notes are also designed for investors who are willing to accept a Fixed Amount of $173.00 per $1,000 principal amount note, in addition to 96% of the principal amount of their notes, at maturity if a Knock-Out Event has occurred (for a return at maturity of 13.30%).
•	Investors should be willing to forgo interest payments, while seeking repayment of at least 96% of the principal amount of their notes at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Commodity:	The spot price of Gold (Bloomberg ticker: GOLDLNPM)
Payment at Maturity:	At maturity you will receive a cash payment, for each $1,000 principal amount note, of $960 plus the Additional Amount, which may be zero.
You are entitled to repayment of at least $960.00 per $1,000 principal amount at maturity, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co. If a Knock-Out Event has not occurred and the Commodity does not appreciate by at least 4% from the Initial Value to the Final Value, you will lose up to 4% of the principal amount of your notes, even if the Commodity has appreciated.
Additional Amount:

The Additional Amount per $1,000 principal amount note payable at maturity will equal:

(i)  if a Knock-Out Event has not occurred: $1,000 × Commodity Return × Participation Rate, provided that the Additional Amount will not be less than zero; or

(ii) if a Knock-Out Event has occurred: the Fixed Amount.

Participation Rate:	100.00%
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Commodity Price is greater than the Initial Value by more than the Knock-Out Percentage.
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Knock-Out Percentage:	30.00%
Fixed Amount:	$173.00 per $1,000 principal amount note.
Commodity Return:	(Final Value – Initial Value) Initial Value
Initial Value:	The Commodity Price on the Pricing Date, which was $1,460.15
Final Value:	The Commodity Price on the Observation Date
Commodity Price:	On any day, the official afternoon London gold price for delivery in London through a member of the London Bullion Market Association (the “LBMA”) authorized to effect such delivery, stated in U.S. dollars per troy ounce, as calculated and administered by independent service provider(s) pursuant to an agreement with the LBMA and displayed on the Bloomberg Professional® service (“Bloomberg”) under the symbol “GOLDLNPM” on that day
Pricing Date:	November 29, 2019
Original Issue Date:	On or about December 4, 2019 (Settlement Date)
Observation Date:	December 15, 2020
Maturity Date*:	December 18, 2020
CUSIP:	48130USW6

*	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement, and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$10	$990
Total	$340,000	$3,400	$336,600
(1)	See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions of $10.00 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The estimated value of the notes, when the terms of the notes were set, was $983.30 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004517/dp87531_424b2-ps2i.pdf

•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, the Observation Date is a “Determination Date” as described in the accompanying product supplement and is subject to postponement as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Commodity or Commodity Futures Contract” in the accompanying product supplement.

The notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

JPMorgan Structured Investments —	PS- 1
Knock-Out Notes Linked to Gold

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Value of $1,450 and reflects the Knock-Out Percentage of 30.00% and the Fixed Amount of $173.00 per $1,000 principal amount note. Each hypothetical total return or payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

		If a Knock-Out Event Has Not Occurred (1)				If a Knock-Out Event has Occurred (1)
Final Value	Commodity Return	Additional Amount		Minimum Payment	Payment at Maturity	Additional Amount		Minimum Payment	Payment at Maturity
$2,610.00	80.00%	N/A	+	N/A	N/A	$173.00	+	$960.00	$1,133.00
$2,465.00	70.00%	N/A	+	N/A	N/A	$173.00	+	$960.00	$1,133.00
$2,320.00	60.00%	N/A	+	N/A	N/A	$173.00	+	$960.00	$1,133.00
$2,175.00	50.00%	N/A	+	N/A	N/A	$173.00	+	$960.00	$1,133.00
$2,030.00	40.00%	N/A	+	N/A	N/A	$173.00	+	$960.00	$1,133.00
$1,885.00	30.00%	$300.00	+	$960.00	$1,260.00	$173.00	+	$960.00	$1,133.00
$1,740.00	20.00%	$200.00	+	$960.00	$1,160.00	$173.00	+	$960.00	$1,133.00
$1,595.00	10.00%	$100.00	+	$960.00	$1,060.00	$173.00	+	$960.00	$1,133.00
$1,522.50	5.00%	$50.00	+	$960.00	$1,010.00	$173.00	+	$960.00	$1,133.00
$1,508.00	4.00%	$40.00	+	$960.00	$1,000.00	$173.00	+	$960.00	$1,133.00
$1,486.25	2.50%	$25.00	+	$960.00	$985.00	$173.00	+	$960.00	$1,133.00
$1,450.00	0.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$1,413.75	-2.50%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$1,377.50	-5.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$1,305.00	-10.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$1,160.00	-20.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$1,015.00	-30.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$870.00	-40.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$725.00	-50.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$580.00	-60.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$435.00	-70.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$290.00	-80.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$145.00	-90.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00
$0.00	-100.00%	$0.00	+	$960.00	$960.00	$173.00	+	$960.00	$1,133.00

(1) A Knock-Out Event occurs if, on any day during the Monitoring Period, the Commodity Price is greater than the Initial Value by more than the Knock-Out Percentage.

JPMorgan Structured Investments —	PS- 2
Knock-Out Notes Linked to Gold

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: A Knock-Out Event has not occurred and the price of the Commodity increases from the Initial Value of $1,450 to a Final Value of $1,595.

Because the Final Value of $1,595 is greater than the Initial Value of $1,450 and the Commodity Return is 10%, the Additional Amount is equal to $100 and the investor receives a payment at maturity of $1,060 per $1,000 principal amount note, calculated as follows:

$960 + $100 = $1,060

Example 2: A Knock-Out Event has not occurred and the price of the Commodity increases from the Initial Value of $1,450 to a Final Value of $1,486.25.

Because the Final Value of $1,486.25 is greater than the Initial Value of $1,450 and the Commodity Return is 2.50%, the Additional Amount is equal to $25 and the investor receives a payment at maturity of only $985 per $1,000 principal amount note (reflecting a loss of 1.50% of the principal amount at maturity), calculated as follows:

$960 + $25 = $985

Example 3: A Knock-Out Event has not occurred and the price of the Commodity decreases from the Initial Value of $1,450 to a Final Value of $1,377.50.

Because the Final Value of $1,377.50 is less than the Initial Value of $1,450, the Additional Amount is equal to $0 and the investor receives a payment at maturity of $960 per $1,000 principal amount note (reflecting a loss of 4.00% of the principal amount at maturity).

Example 4: A Knock-Out Event has occurred and the price of the Commodity increases from the Initial Value of $1,450 to a Final Value of $2,175.

Because a Knock-Out Event has occurred, regardless of the performance of the Commodity and even though the Commodity Return is 50%, the Additional Amount is equal to the Fixed Amount of $173.00 and the investor receives a payment at maturity of $1,133 per $1,000 principal amount note.

Example 5: A Knock-Out Event has occurred and the price of the Commodity decreases from the Initial Value of $1,450 to a Final Value of $725.

Because a Knock-Out Event has occurred, regardless of the performance of the Commodity and even though the Commodity Return is -50%, the Additional Amount is equal to the Fixed Amount of $173.00 and the investor receives a payment at maturity of $1,133 per $1,000 principal amount note.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS- 3
Knock-Out Notes Linked to Gold

Selected Purchase Considerations

•	POTENTIAL PARTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., the payment at maturity will be at least $960.00 per $1,000 principal amount note if you hold the notes to maturity, regardless of the performance of the Commodity. Because the notes are unsecured and unsubordinated obligations of JPMorgan Financial and JPMorgan Chase & Co., payment of any amount on the notes is subject to our and JPMorgan Chase & Co.’s ability to pay our and JPMorgan Chase & Co.’s obligations as they become due.
•	CAPPED APPRECIATION POTENTIAL — At maturity, for each $1,000 principal amount note, you will receive a payment equal to $960 plus the Additional Amount, which is equal to (i) if a Knock-Out Event has not occurred, $1,000 × the Commodity Return × the Participation Rate, provided that this payment (the “Additional Amount”) will not be less than zero or (ii) if a Knock-Out Event has occurred, the Fixed Amount of $173.00. A Knock-Out Event occurs if, on any day during the Monitoring Period, the Commodity Price is greater than the Initial Value by more than the Knock-Out Percentage of 30.00%. Accordingly, the maximum payment at maturity per $1,000 principal amount note is (i) if a Knock-Out Event has not occurred, $1,260 ($960 + $300) or (ii) if a Knock-Out Event has occurred, $1,133.00 ($960 + $173.00).
•	RETURN LINKED TO THE PERFORMANCE OF GOLD — The return on the notes is linked to the performance of Gold. For additional information about the Commodity, see the information set forth under “The Underlyings — Commodities” in the accompanying product supplement.
•	TREATMENT AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year,” in the accompanying product supplement no. 2-I. Notwithstanding that the notes do not provide for the full repayment of their principal amount at or prior to maturity, our special tax counsel, Davis Polk & Wardwell LLP is of the opinion that the notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Assuming this treatment is respected, as discussed in that subsection, you generally will be required to accrue original issue discount (“OID”) on your notes in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange, and your adjusted basis in the note, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the note. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. Special rules may apply if the Additional Amount is treated as becoming fixed prior to maturity. You should consult your tax adviser concerning the application of these rules. The discussions herein and in the accompanying product supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.

Withholding under legislation commonly referred to as “FATCA” may apply to the payment on your notes at maturity, as well as to the gross proceeds of a sale or other disposition of a note prior to maturity, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The discussions in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” (and in particular the subsection thereof entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments That Have a Term of More than One Year”) in the accompanying product supplement, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

•	COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We have determined that the “comparable yield” is an annual rate of 1.82%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of a single payment at maturity, equal to $1,019.00. Assuming a semiannual accrual period, the following table sets out the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and projected payment schedule.

JPMorgan Structured Investments —	PS- 4
Knock-Out Notes Linked to Gold

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
December 4, 2019 through December 31, 2019…………………………………..	$1.31	$1.31
January 1, 2020 through December 18, 2020…………………………………..	$17.69	$19.00

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes. The amount you actually receive at maturity or earlier sale or exchange of your notes will affect your income for that year, as described above under “— Treatment as Contingent Payment Debt Instruments.”

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Commodity or in any exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Commodity. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	THE NOTES MAY NOT PAY MORE THAN $960.00 PER $1,000 PRINCIPAL AMOUNT NOTE AT MATURITY AND YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — Subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co., the notes do not guarantee the return of more than 96.00% of your principal amount at maturity. If a Knock-Out Event has not occurred and the Final Value is less than or equal to the Initial Value, you will receive only $960 per $1,000 principal amount of note at maturity. In addition, if a Knock-Out Event has not occurred and the Commodity does not appreciate by at least 4.00% from the Initial Value to the Final Value, you will lose up to 4.00% of the principal amount of your notes, even if the Commodity has appreciated. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.
•	THE RETURN ON THE NOTES WILL BE LESS THAN ANY APPRECIATION OF THE COMMODITY IF A KNOCK-OUT EVENT HAS OCCURRED— Because the payment at maturity of each $1,000 principal amount note is equal to $960.00 plus the Additional Amount (which reflects the Commodity Return times the Participation Rate of 100%) if a Knock-Out Event has occurred, even if the Commodity has appreciated, the return on the notes will be 4.00% less than any appreciation of the Commodity from the Initial Value to the Final Value.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE KNOCK-OUT PERCENTAGE IF A KNOCK-OUT EVENT HAS NOT OCCURRED — Because the payment at maturity will not reflect the Commodity Return if a Knock-Out Event has occurred, the Knock-Out Percentage is effectively a cap on your return at maturity. The maximum payment at maturity if a Knock-Out Event has not occurred is $1,260 per $1,000 principal amount note.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE FIXED AMOUNT IF A KNOCK-OUT EVENT HAS OCCURRED — If a Knock-Out Event has occurred, the Additional Amount will be equal to the Fixed Amount of $173.00 per $1,000 principal amount note, regardless of any appreciation of the Commodity, which may be significant. Under these circumstances, the payment at maturity will be $1,133.00 per $1,000 principal amount note.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

JPMorgan Structured Investments —	PS- 5
Knock-Out Notes Linked to Gold

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

Furthermore, the spot price of gold is administered by the LBMA or an independent service provider appointed by the LBMA, and one of our affiliates is a price participant that contributes to the determination of the spot price of gold. We and our affiliates will have no obligation to consider your interests as a holder of the notes in taking any actions in connection with our role as a price participant that might affect the notes.

•	THE BENEFIT PROVIDED BY THE KNOCK-OUT PERCENTAGE MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the Commodity Price is greater than the Initial Value by more than the Knock-Out Percentage (i.e., a Knock-Out Event occurs), you will receive at maturity, for each $1,000 principal amount note, only the Fixed Payment, in addition to $960, and you will not participate in the Commodity Return, regardless of any appreciation of the Commodity, which may be significant.
•	YOU MAY RECEIVE A LOWER RETURN ON THE NOTES IF A KNOCK-OUT EVENT HAS NOT OCCURRED THAN IF A KNOCK-OUT EVENT HAS OCCURRED — If a Knock-Out Event has not occurred and the Commodity Return is less than 17.30%, the Additional Amount will be less than the Fixed Amount of $173.00 per $1,000 principal amount note you would have received at maturity if a Knock-Out Event had occurred.
•	THE ESTIMATED VALUE OF THE NOTES IS LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes exceeds the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to

JPMorgan Structured Investments —	PS- 6
Knock-Out Notes Linked to Gold

the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the price of the Commodity, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the actual and expected volatility in the Commodity Price;
•	supply and demand trends for the Commodity;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	OWNING THE NOTES IS NOT THE SAME AS OWNING THE COMMODITY OR COMMODITY-RELATED FUTURES CONTRACTS DIRECTLY — The return on your notes will not reflect the return you would realize if you actually purchased the Commodity or exchange-traded or over-the-counter instruments based on the Commodity. You will not have any rights that holders of such assets or instruments have.
•	INVESTMENTS RELATED TO THE PRICES OF THE COMMODITY MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The price of gold is subject to variables that may be less significant to the prices of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities. Variables such as those described under “— The Market Price of Gold Will Affect the Value of the Notes” below may have a larger impact on the price of the Commodity than on traditional securities. These additional variables may create additional investment risks that may cause the price of the Commodity to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates and cause the value of the notes to be more volatile than the prices of traditional securities.
•	THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the notes are linked to gold, we expect that generally the market value of the notes will depend in part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors, such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors, such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market. From time to time, above-ground inventories of gold may also influence the market. It is not possible to predict the aggregate effect of all or any combination of these factors. The price of gold has recently been, and may continue to be, extremely volatile.
•	AN INVESTMENT IN THE NOTES MAY BE SUBJECT TO RISKS ASSOCIATED WITH THE LBMA — The notes are linked to gold, whose prices are determined by the LBMA or an independent service provider appointed by the LBMA. Gold is traded on the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if trading of gold should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA prices as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market, which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. The LBMA may alter, discontinue or suspend calculation or dissemination of the official price of gold, which could adversely affect the value of the notes. The LBMA has no obligation to consider your interests in calculating or revising the official price of gold.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it

JPMorgan Structured Investments —	PS- 7
Knock-Out Notes Linked to Gold

may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

JPMorgan Structured Investments —	PS- 8
Knock-Out Notes Linked to Gold

Historical Information

The following graph sets forth the historical weekly performance of the Commodity from January 3, 2014 through November 29, 2019. The Commodity Price on November 29, 2019 was $1,460.15.

We obtained the Commodity Prices above and below from Bloomberg, without independent verification. The historical Commodity Prices should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the Observation Date or any day during the Monitoring Period. There can be no assurance that the performance of the Commodity will result in the return of any of your principal amount in excess of $960 per $1,000 principal amount note, subject to the credit risks of JPMorgan Financial and JPMorgan Chase & Co.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes is lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — The Estimated Value of the Notes Is Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates

JPMorgan Structured Investments —	PS- 9
Knock-Out Notes Linked to Gold

expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period.”

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Commodity?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Linked to the Performance of Gold” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Validity of the Notes and the Guarantee

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (ii) any provision of the indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of JPMorgan Chase & Co.’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 8, 2018, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on March 8, 2018.

JPMorgan Structured Investments —	PS- 10
Knock-Out Notes Linked to Gold